UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **June 12, 2013**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

485 Madison Avenue, New York, NY 10022
(Address of Principal Executive Offices) (Zip Code)

(212) 355-4141
(Registrant's telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

The information in this report, including the exhibit, is being furnished pursuant to Item 7.01 of Regulation S-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended.

Item 7.01.   Regulation FD Disclosure.

Certain executive officers of American Independence Corp. (the "Company") will address stockholders at the Company's previously announced 2013 Annual Meeting of Stockholders on June 13, 2013 (the "Annual Meeting"). The Company is furnishing the slide presentation that will be presented at the Annual Meeting as Exhibit 99.1 to this report.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

99.1   Slide Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

Dated: June 12, 2013

By: /s/ Adam C. Vandervoort
　　　　Name: Adam C. Vandervoort
　　　　Title: Corporate Vice President, General Counsel and Secretary

THE IHC GROUP
Independence Holding Company

2013 Annual Meeting of Stockholders

June 13, 2013

Independence Holding Company
American Independence Corp.

What is The IHC Group?

- Two public companies (IHC and AMIC) collectively control:
  - Three carriers rated A- (Excellent) by A.M. Best Company
  - Vertically integrated administration
  - Captive distribution
- Balanced mix of multiple life and health products
  - Many not subject to health care reform
- Focus on underwriting and pricing discipline
- Concentration on market niches with higher margins

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Significant Business Lines

- Medical stop-loss
  - National leader since 1987
- Major medical
  - Individual and small group
- Group life and disability
  - Leader in public sector markets since 1983
- Specialty and ancillary
  - Dental/Vision
  - Pet insurance
  - Supplemental (gap plans, hospital indemnity, critical illness)
  - Limited and short-term medical

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

3

6

Mix of Product Lines at IHC



5%

33%

17%

17%

28%

- Stop-Loss
- Major Medical
- Group Life and Disability
- Supplemental and Ancillary
- Individual Life and Annuities

Based on gross premium percentages as of March 31, 2013

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

© 2010 The IHC Group

Catalysts for Growth in 2013 and 2014

- Substantial growth in highly profitable direct medical stop-loss
  - Movement to self-funding
  - IHC Risk Solutions (RS) growing at 30%+
- Increase in non-essential health benefit products
  - Limited medical, STM, HIP, CI, gap plans due to higher rates for essential health benefit plans (EHBs)
    - These tend to be higher margin business than major medical
  - Pet insurance - high growth market in U.S.
  - Non-subscriber occupational accident
  - International benefits

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.



IHC Medical Stop-Loss

Structure of the business

- Standard Security Life Insurance Company of New York (SSL)
  - Over the last 26 years, SSL has gained a reputation as one of the leading carriers nationally in offering medical stop-loss products to smaller and mid-size employers
  - SSL is flagship carrier with 85% of IHC written business

- IHC Risk Solutions (RS)
  - Direct writing stop-loss operation of SSL that distributes its products through TPAs, retail brokers, and wholesale brokers
  - Formed in 2011 as consolidation of 5 wholly owned MGU's

- MGU's - 4 current independent MGU's
  - IHC owns 42% of largest of these MGUs

6



IHC Medical Stop-Loss – RS vs MGU's

- Relative size (2012 TY premium)
  - RS – 66%
  - MGU – 34%

- Relative Growth (2009-2012 premium)
  - RS – +22%
  - MGU - -18%

- Relative Profitability (2009-2012)
  - RS net loss ratios 4.7% lower, on average, than that for MGU's

7

10



RS Growth Strategy

- Since its consolidation, RS has developed and begun to implement a highly effective and targeted growth strategy

- This growth strategy has the following key components:
  - National provider relationship
  - Restructured sales team
  - Updated and retooled branding strategy
  - Leverage of key relationships (e.g. Cigna)
  - New product offering (transplant carve out)

- We are starting to see the results of those efforts with almost 15% growth in 2012 and 31% through March 2013

8



What Puts RS Stop-Loss One Step Ahead?

- Fully integrated operation responsible for underwriting, distribution and claims management; highly experienced management team

- Long standing reputation and established market presence

- Scalable platform well positioned to benefit from growth resulting from Affordable Care Act ("ACA")

- Thought leader – innovative approach to customers

- Partnership approach with selected distribution sources

- Industry-leading group captive programs

- Specialized solutions for small employers

THE WALL STREET JOURNAL.
WSJ.com

SMALL BUSINESS | Updated May 27, 2013, 7:58 p.m. ET

One Strategy for Health-Law Costs: Self Insure
UnitedHealth and Humana Will Offer Smaller Businesses Options Typically Left to Big Corporations

9



CIGNA Partnership

- CIGNA selected SSL as TPA stop-loss partner in 2010

- Approximately 20% of book of business

- Access to proprietary discount information that allows RS to offer more competitive and accurate pricing

- Active participant in CIGNA's payer advisory council

- CIGNA has been very active in developing joint promotional initiatives with RS and has actively promoted and introduced RS to new partners



Impact of Healthcare Reform

- Anticipate growth in stop-loss market
  - Guaranteed acceptance and community rating with limited rating parameters will make self-funding more attractive for small group employers
  - Unlimited maximums create increased interest for stop-loss coverage
  - Increased media coverage surrounding ACA has created a heightened awareness of self-funding
  - Some taxes and benefit limitations required by ACA do not apply to self-funded plans
  - Minimum MLRs have squeezed the amount fully insured carriers can pay broker commissions
  - Pay or Play – new groups not previously covered and movement of small groups to self-funded with stop-loss

11



Impact of Health Care Reform

- Fully Insured Strategy
    - Will offer small groups and individuals renewals in many states in late 2013 with majority of premium collected in 2014
    - Collaborating with RS to offer stop-loss product designed for SGSF market
    - Filing EHBs (SGMM in 33 states and for IMM in 14 states), and will seek opportunities to sell through private exchanges, agents and D2C
    - Expect major medical business written in 2014 to drop sharply, but higher EHB premiums should increase demand for limited med, STM, Gap plans
        - These products tend to have higher underwriting margins so can write less of this premium while maintaining underwriting profits

12

Direct-to-Consumer Unit



- Healthinsurance.org continues steady growth
  - 2010 unique visitors: 994,000
  - 2013 unique visitors (estimated): 1,250,000
  - #1 in organic search for keyword phrase "State Exchanges"
    - Plan to be web-based enroller in most states
- Consumer sites seeing increased sales
  - 2011 new sales: $3.8M
  - 2013 new sales (estimated): $12M
  - Healthedeals.com wins national website design award

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

13

Maximizing Shareholder Value While Maintaining a High-Quality, Low-Duration Portfolio

- Organic growth of stop-loss
- Emphasize D2C distribution
- Transition away from major medical insurance to more affordable ancillary and supplemental products with higher margins
- Continue to safeguard our assets
  - Strong, safe portfolio – overall rated AA, yield 3.9%
  - Short duration protects against inflation – 6.0 years
- Continue decreasing expenses
- Responding to inquiries regarding sale of certain assets that could unlock shareholder value, although IHC's valuation has gone up considerably compared to its peers

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

IHC Per Share Value

- IHC book value $16.16 as of March 31, 2013
  - Trading at 71% of book value*
- AMIC book value $12.78
  - Trading at 56% of book value*
- Our own composite insurance index** is trading at 75% of book value
- Russell 2000 Life Index is at 62% of book*

*market price $11.50 for IHC and $7.14 for AMIC as of June 10, 2013
**list of 20 insurance companies available upon request

© 2010 The IHC Group

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Summary of Recent IHC Results

- From 12/31/08 to 3/31/13, Stockholders' Equity increased 78% or $126M to $289M
- Earnings per share from continuing operations up despite historically low interest

Year	As Reported	Adjusted[1]	Non-GAAP
2012	$1.09	-	$1.09
2011	$0.74	-	$0.74
2010[1]	$1.31	($1.00)	$0.31
2009[1]	($0.44)	$0.99	$0.55
2008[2]	($1.45)	-	($1.45)

- A.M. Best rating group A- (Excellent) with stable outlook
- Increased ownership of AMIC to 80.6%

[1]The gain recorded in the 2010 first quarter on IHC's investment in AMIC was $16.7 million, or $1.00 per share diluted, net of taxes. In the fourth quarter of 2009, the Company was required to record an other-than-temporary impairment (OTTI) loss on its equity investment in AMIC of approximately $16.7 million, or $0.99 per share diluted, due to the length of time and the magnitude of the amount by which the quoted market price of AMIC had been below IHC's carrying value.
[2]Includes $33.3 million, net of applicable tax, or $1.97 per share diluted, of realized losses and impairments due to the financial crisis.

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.

Forward-Looking Statements

Certain statements in this presentation are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, cash flows, plans, objectives, future performance and business of IHC and AMIC. Forward-looking statements by their nature address matters that are, to differing degrees, uncertain. With respect to IHC and AMIC, particular uncertainties that could adversely or positively affect our future results include, but are not limited to, economic conditions in the markets in which we operate, new federal or state governmental regulation, our ability effectively to operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in our news releases and filings with the Securities and Exchange Commission.

These uncertainties may cause IHC's and AMIC's actual future results to be materially different than those expressed in this presentation. Neither IHC nor AMIC undertakes to update its forward-looking statements.

THE IHC GROUP
Independence Holding Company

Strength. Vision. Stability.